UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry Into Debt Asset Transaction Agreement

As previously disclosed in the report on Form 6-K filed on August 25, 2026, beginning on August 21, 2026, Beijing Baosheng Technology Co., Ltd., Baosheng Technology (Horgos) Co., Ltd., Horgos Baosheng Advertising Co., Ltd. and Beijing Baosheng Network Technology Co., Ltd. (collectively, the "Transferors"), each a subsidiary of Baosheng Media Group Holdings Limited (the "Company"), publicly listed on the Beijing Equity Exchange certain long-aged accounts receivable and one prepaid account held by the Transferors (collectively, the "Assets") for proposed transfer through a public listing process. As of April 30, 2026, the Assets had an aggregate book balance of RMB226,226,470.55 (approximately US$33.41 million). Beijing Guirong Dingsheng Asset Appraisal Firm Co., Ltd., an independent asset appraisal firm engaged by one of the Transferors, appraised the Assets at an aggregate value of RMB8,561,500 (approximately US$1.26 million) as of April 30, 2026.

On September 14, 2026, the Transferors entered into a Debt Asset Transaction Agreement (the "Agreement") with Guangzhou Nengren Advertising Co., Ltd. (the "Purchaser"). The Purchaser was the only qualified prospective purchaser identified through the public listing process, and , and the parties entered into the Agreement on a negotiated basis.

Pursuant to the Agreement, the Transferors agreed to transfert the Assets to the Purchaser, for aggregate consideration of RMB8,561,500. The Purchaser has deposited RMB2,562,000 with the Beijing Equity Exchange, which was credited toward the first installment of the purchase price. The first installment equals 50% of the purchase price, or RMB4,280,750. Within five business days following execution of the Agreement, the Purchaser must pay the remaining RMB1,718,750 of the first installment to the settlement account designated by the Beijing Equity Exchange. The remaining 50% of the purchase price, or RMB4,280,750, is payable within one month following execution of the Agreement to the account designated by the Transferors. Ownership of the Assets will transfer to the Purchaser upon payment in full of the purchase price. The Assets are being transferred on an “as-is” basis, subject to the representations and other terms set forth in the Agreement, with the Purchaser assuming the collection and enforcement risks specified therein.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, an English translation of which is filed as Exhibit 10.1 to this report and incorporated herein by reference.

Incorporation by Reference

This report shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-273720, 333-298730 and 333-298829) and Form S-8 (File No. 333-296887) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	English translation of the Debt Asset Transaction Agreement, dated September 14, 2026, by and among Beijing Baosheng Technology Co., Ltd., Baosheng Technology (Horgos) Co., Ltd., Horgos Baosheng Advertising Co., Ltd., Beijing Baosheng Network Technology Co., Ltd., and Guangzhou Nengren Advertising Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	September 18, 2026